UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Changyou.com Limited
(Name of Issuer)

Class A Ordinary Shares, $.01 par value per share
(Title of Class of Securities)

15911M107
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 15911M107
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Prominence Investments Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer (each American depositary share represents two Class A ordinary shares)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer (each American depositary share represents two Class A ordinary shares)
	8.	SHARED DISPOSITIVE POWER 0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer (each American depositary share represents two Class A ordinary shares)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92% *
12.		TYPE OF REPORTING PERSON CO

*
For the purpose of calculating percentage ownership in this Amendment No. 4, the Reporting Persons have treated Class A ordinary shares and Class B ordinary shares as if they were the same class.  The percentage is calculated based on 36,819,112 Class A ordinary shares (including Class A ordinary shares represented by American depository shares of the Issuer) and 70,250,000 Class B ordinary shares issued and outstanding as of December 31, 2015.

CUSIP No. 15911M107
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tao Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer (each American depositary share represents two Class A ordinary shares)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer (each American depositary share represents two Class A ordinary shares)
	8.	SHARED DISPOSITIVE POWER 0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer (each American depositary share represents two Class A ordinary shares)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92% *
12.		TYPE OF REPORTING PERSON IN

*
For the purpose of calculating percentage ownership in this Amendment No. 4, the Reporting Persons have treated Class A ordinary shares and Class B ordinary shares as if they were the same class.  The percentage is calculated based on 36,819,112 Class A ordinary shares (including Class A ordinary shares represented by American depository shares of the Issuer) and 70,250,000 Class B ordinary shares issued and outstanding as of December 31, 2015.

ITEM 1(a).	NAME OF ISSUER:

Changyou.com Limited (the “Issuer”)

ITEM 1(b).              ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Changyou Building, Raycom Creative Industrial Park
No. 65 Bajiao East Road, Shijingshan District
Beijing 100043
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Prominence Investments Ltd. and Tao Wang.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”  Prominence Investments Ltd. is ultimately owned by a trust of which Tao Wang is the primary beneficiary.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Prominence Investments Ltd.
c/o Credit Suisse Trust, Singapore
1 Raffles Link #05-02
Singapore

Tao Wang
East Tower, Jing Yan Building
No. 29 Shijingshan Road, Shijingshan District
Beijing 100043
People’s Republic of China

ITEM 2(c)                      CITIZENSHIP:

Prominence Investments Ltd. is a corporation organized under the laws of the British Virgin Islands.

Tao Wang is a citizen of the People's Republic of China.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value $0.01 per share

ITEM 2(e).             CUSIP NUMBER:

15911M107

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

(a)	Amount Beneficially Owned: 10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer (each American depositary share represents two Class A ordinary shares)

(b)	Percent of Class: 9.92%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Prominence Investments Ltd. – 10,351,270

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

Prominence Investments Ltd. – 10,351,270

(iv)	shared power to dispose or to direct the disposition of: 0

Prominence Investments Ltd. is the record and beneficial owner of, and has sole voting and dispositive power with respect to 10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer.

With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class (the Reporting Persons do not hold Class B ordinary shares).  Class A ordinary shares and Class B ordinary shares have identical rights with the exception of voting rights, as described below, and the Class B ordinary shares’ conversion right.  Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes.  As a result, the 10,351,270 Class A ordinary shares (represented by 5,175,635 American depositary shares of the Issuer) held by Prominence Investments Ltd. represent approximately 1.40% of the voting power of all issued and outstanding ordinary shares of the Issuer.

For the purpose of calculating percentage ownership in this Amendment No. 4, the Reporting Persons have treated Class A ordinary shares and Class B ordinary shares as if they were the same class.  The percentage is calculated based on 36,819,112 Class A ordinary shares (including Class A ordinary shares represented by American depository shares of the Issuer) and 70,250,000 Class B ordinary shares issued and outstanding as of December 31, 2015.

Prominence Investments Ltd. is ultimately owned by a trust of which Tao Wang is the primary beneficiary.  Mr. Wang may be deemed to beneficially own the 10,351,270 Class A ordinary shares, represented by 5,175,635 American depositary shares of the Issuer, which are deemed to be beneficially owned by Prominence Investments Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

PROMINENCE INVESTMENTS LTD.

For and on behalf of
TANAH MERAH LIMITED
Corporate Director

By:_______________________________________

Name:___________________________

Title:____________________________

                                     ___________________________________________
                                     Tao Wang

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value $0.01 per share, of Changyou.com Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the day of February 12, 2016.

PROMINENCE INVESTMENTS LTD.

For and on behalf of
TANAH MERAH LIMITED
Corporate Director

By:_______________________________________

Name:___________________________

Title:____________________________

                                     ___________________________________________
                                     Tao Wang